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                                                                      EXHBIT 3.3


 ARTICLES OF AMENDMENT OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                OF NISOURCE INC.


         The exact text of Article V, Section E, Paragraph 2 of the Articles:

                  "2. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Shares" (the "Series A Preferred Shares") and the number of shares constituting the Series A Preferred Shares shall be 4,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Shares."